Exhibit 99.2

Robo.ai Inc. Announces Appointment of Wang Hao, Senior Executive Officer of UAE Independent Digital Asset Custodian Changer.ae, as Independent Director

ABU DHABI, UAE, August 21, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company” or “Robo.ai”), a UAE-based Nasdaq-listed company, today announced the appointment of Mr. Hao Wang as an independent director of the Company’s board of directors (the “Board”), effective immediately. Mr. Wang also will serve as a member of the Board’s Audit Committee, Compensation Committee, and Strategy and ESG Committee. The Board has determined that Mr. Wang satisfies the independence requirements under the applicable Nasdaq listing rules and the rules of the U.S. Securities and Exchange Commission (the “SEC”).

Mr. Wang brings 20 years of experience across finance and technology, with expertise spanning blockchain, asset tokenization, family offices, global macro hedge funds, and investment banking. He currently serves as senior executive officer of Changer.ae. He previously served as chief operating officer of SGTOX, a digital asset platform established in Singapore, and as chief operating officer of MetaBank, where he developed blockchain-based technology solutions for developing countries. Prior to that, he held key roles at IDEG Singapore and its affiliated firms, where he led the establishment of the group’s global headquarters in Singapore and the acquisition of its fund management license. His earlier investment banking experience includes positions at Citi and Nomura.

Mr. Wang has been a CFA charterholder since 2010 and is a Chartered Fellow of the Global FinTech Institute. He is an investor in Multicoin Capital, Spartan, LongHash Ventures, and Blockchain Founders Fund. Trilingual in English, Mandarin, and Japanese, he holds degrees in materials engineering from Tsinghua University and the University of Tokyo.

The Board of Robo.ai commented: “Mr. Wang brings two decades of experience across institutional finance, digital assets, and asset tokenization. His background is directly relevant to Robo.ai’s intelligent infrastructure strategy, and his appointment strengthens the independence and professional depth of the Board.”

Mr. Wang commented: “Robo.ai is building intelligent infrastructure across artificial intelligence, robotics and mobility, advanced manufacturing, and digital assets and capital. I look forward to working with the Board to support the Company’s governance and long-term development.” Mr. Wang succeeds Mr. Yehong Ji, who has resigned from the Board and its committees effective August 11, 2026 and has confirmed that his resignation does not result from any dispute or disagreement with the Board or the Company.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology group building intelligent infrastructure across four platforms: artificial intelligence, robotics and mobility, advanced manufacturing, and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public-sector, and mission-critical domains. Its subsidiary Neurovia AI develops AI software and visual data infrastructure. Its capital platform, Quantum Core Capital, operates as an AI-powered deep-tech holding and venture-building platform, incubating, investing in and operating technology companies. The company is headquartered in Abu Dhabi, with regional centres in Tokyo, Singapore, and New York.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.